Toyota Motor Corporation

TMC Announces Board Member, Executive, Organizational, and Personnel Changes

Toyota City, Japan, December 4, 2019—Toyota Motor Corporation (TMC) announced today that it plans to implement the changes to executive responsibility and to its organizational structure described below, effective January 1, 2020.

Toward sustainable growth, TMC has promoted the development of organizational structures—such as through establishing business units, restructuring its regional headquarters, and introducing an in-house company system—that enable leaders close to the workplace in each business and region to implement necessary measures based on swift decision-making. Furthermore, in January this year, in addition to taking action to accelerate management, TMC changed its executive structure and established the employee classification of “senior professional/senior management” (kanbushoku in Japanese) with an aim to cultivate workplace professionals who have both expertise and personality. Among severe changes of unprecedented speed in the external environment, TMC, toward structural reform, has promoted the creation of systems and the cultivation of a skilled workforce for the flexible deployment of human resources and to rapidly overcome key challenges.

To further accelerate the initiatives mentioned above, with the personnel and organizational changes announced today, TMC has revised its classification of “field general manager” into “senior general manager” and “fellow” and, by doing so, plans to advance the strengthening and acceleration of the ability of execution by further reducing the number of layers between top management, from the level of operating officer and above, and areas (corporate divisions and below) of responsibility. At the same time, through guidance and personnel development provided by members of top management at various workplaces, TMC aims to further enhance the power of its entire organization.

TMC President Akio Toyoda had the following to say about the changes being announced today: “With the CASE revolution, cars will link with all kinds of goods and services through information and become part of the societal system. The age of alliances will soon be upon us, making the creation of friends evermore vital. First, each person who works for Toyota must become a person with whom others will want to work. To become a Toyota suitable for being chosen by our friends, we will engage, including by continuing to revise our human resources systems, in personnel development that enhances expertise and personality.

1. Executive changes

1) Changes to Operating Officers and Fellow effective January 1, 2020

New Operating Officers

Name	Current title
Hiroki Nakajima	Mid-size Vehicle Company (Executive Vice President)

Hiroaki Okuchi	Advanced R&D and Engineering Company (President)

Koji Sato	Lexus International Co. (Executive Vice President)

New Senior Fellow

Name	Current title
James Kuffner	Toyota Research Institute - Advanced Development, Inc. CEO and Representative Director

Operating Officers resigning posts

Name
Kazuhiro Sato

Yoshihiro Sawa

2) Operating Officers’ areas of responsibility effective January 1, 2020

President and Executive Vice Presidents

♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
Akio Toyoda	Chief Executive Officer Chief Branding Officer	Chief Executive Officer Chief Branding Officer

Koji Kobayashi	Sustainability Management Dept. Chief Financial Officer Chief Risk Officer	Sustainability Management Dept. Chief Financial Officer Chief Risk Officer

Didier Leroy	Business Planning & Operation (President) Chief Competitive Officer	Business Planning & Operation (President) Chief Competitive Officer

♦ Shigeki Terashi	Toyota System Supply Toyota ZEV Factory (Chief Officer) Advanced R&D and Engineering Company (Chairman) Powertrain Company (Chairman) Chief Technology Officer	Toyota System Supply Toyota ZEV Factory (Chief Officer) Chief Technology Officer

Mitsuru Kawai	General Administration & Human Resources Group (Chief Officer) Plants (Supervisor of plants across in-house companies)	General Administration & Human Resources Group (Chief Officer) Plants (Supervisor of plants across in-house companies)

♦ Shigeki Tomoyama	Connected Company (Chairman) GAZOO Racing Company (President) Chief Information Security Officer	GAZOO Racing Company (President) Chief Information Security Officer

♦ Moritaka Yoshida	Vehicle Development Center (President) Mid-size Vehicle Company (President) MS Management Div. (concurrent General Manager)	Vehicle Development Center (President) Production Engineering Development Center (President) Emerging-market Compact Car Company (Chairman)

Executive Fellow

Name	Current	New
Gill A. Pratt	CEO, Toyota Research Institute, Inc. Advanced R&D and Engineering Company (Fellow)	CEO, Toyota Research Institute, Inc. Advanced R&D and Engineering Company (Executive Fellow)

Operating Officers

¶ newly appointed   ♦ denotes change to responsibility (does not include organizational name changes)

Name	Current	New
James E. Lentz	North America Region (Chief Executive Officer) Toyota Motor North America, Inc.	North America Region (Chief Executive Officer) Toyota Motor North America, Inc.

Kazuhiro Miyauchi	Toyota Compact Car Company (President) Toyota Motor East Japan, Inc.	Toyota Compact Car Company (President) Toyota Motor East Japan, Inc.

Nobuhiko Murakmi	Europe Region (Deputy Chief Executive Officer) East Asia, Oceania & Middle East Region (Chief Executive Officer)	Europe Region (Deputy Chief Executive Officer) East Asia, Oceania & Middle East Region (Chief Executive Officer)

Yasuhiko Sato	Japan Sales Business Group (Chief Officer)	Japan Sales Business Group (Chief Officer)

♦ Tatsuro Ueda	China & Asia Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.	China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.

Johan van Zyl	Europe Region (Chief Executive Officer) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.	Europe Region (Chief Executive Officer) Toyota Motor Europe NV/SA Toyota South Africa Motors (Pty) Ltd.

Tetsuo Ogawa	North America Region (Chief Operating Officer) Toyota Motor North America, Inc.	North America Region (Chief Operating Officer) Toyota Motor North America, Inc.

Satoshi Ogiso	CV Company (President, concurrent Chief Engineer) Toyota Auto Body Co., Ltd.	CV Company (President, concurrent Chief Engineer) Toyota Auto Body Co., Ltd.

Masayoshi Shirayanagi	External & Public Affairs Group (Chief Officer) Purchasing Group (Chief Officer)	External & Public Affairs Group (Chief Officer) Purchasing Group (Chief Officer)

Masashi Asakura	TPS Group (Chief Officer) Production Planning Group (Chief Officer) Plants (Supervisor of plants across in-house companies)	TPS Group (Chief Officer) Production Planning Group (Chief Officer) Plants (Supervisor of plants across in-house companies)

♦ Masahiko Maeda	China & Asia Region (Deputy Chief Executive Officer) Toyota Daihatsu Engineering & Manufacturing Co., Ltd. P.T. Toyota Motor Manufacturing Indonesia Emerging-market Compact Car Company (President)	Powertrain Company (President) Powertrain Management Div. (concurrent General Manager)

Name	Current	New
Yoichi Miyazaki	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. (concurrent General Manager) Sales & Marketing Support Div.	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. (concurrent General Manager) Sales & Marketing Support Div.

♦ Kenta Kon	Accounting Group (Chief Officer) Advanced R&D and Engineering Company (Executive Vice President)	Accounting Group (Chief Officer) Advanced R&D and Engineering Company (Fellow)

Keiji Yamamoto	Connected Company (President)	Connected Company (President)

♦ Masamichi Okada	Production Planning Group (Deputy Chief Officer) In charge of unit plant Miyoshi Plant (Plant General Manager) Myochi Plant (Plant General Manager)

Production Planning Group (Deputy Chief Officer)

GAZOO Racing Company (in charge of production)

Plants (Supervisor of plants across in-house companies)

Motomachi Plant (Plant General Manager)

Miyoshi Plant (Plant General Manager)

Myochi Plant (Plant General Manager)

¶ Hiroki Nakajima ♦	Mid-size Vehicle Company (Executive Vice President, concurrent Chief Engineer)	Mid-size Vehicle Company (President)

¶ Hiroaki Okuchi	Advanced R&D and Engineering Company (President)	Advanced R&D and Engineering Company (President)

¶ Koji Sato ♦	Lexus International Co. (Executive Vice President, concurrent Chief Engineer)	Lexus International Co. (President, concurrent Chief Engineer)

Senior Fellow

Name	Current	New
¶ James Kuffner	Toyota Research Institute - Advanced Development, Inc. CEO and Representative Director	Toyota Research Institute - Advanced Development, Inc. CEO and Representative Director Advanced R&D and Engineering Company (Senior Fellow)